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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                  AMERICAN CRAFT BREWING INTERNATIONAL LIMITED
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
                         (Title of Class of Securities)

                                  G02702 10 1
                                 (CUSIP Number)

                          LAWRENCE A. DARBY, III, ESQ.
                             Howard, Darby & Levin
                          1330 Avenue of the Americas
                            New York, New York 10019
                                 (212) 841-1077
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               September 19, 1996
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]

Check the following box if a fee is being paid with the statement [ ]
(A fee is not required only if the reporting: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


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CUSIP No. Go2702 10 1                13D                      Page    of 3 Pages

(1)     Names of Reporting Persons
          Peter W. H. Bordeaux

        S.S. or I.R.S. Identification Nos. of Above Persons
          This optional information has been excluded to maintain the filer's privacy

(2)     Check the Appropriate Row if a Member of a Group
        (a)
        (b)

(3)     SEC Use Only

(4)     Sources of Funds
          PF

(5)     Check if Disclosure of Legal Proceedings is Required Pursuant to
        Item 2(d) or 2(e) [ ]

(6)     Citizenship or Place of Organization
          US

                         (7)  Sole Voting Power               202,000
        Number of
        Shares
        Beneficially     (8)  Shared Voting Power             n/a
        Owned by
        Each             (9)  Sole Dispositive Power          202,000
        Reporting
        Person With      (10) Shared Dispositive Power        n/a

(11)    Aggregate Amount Beneficially Owned by Each Reporting Person
          202,000

(12)    Check if the Aggregate Amount in Row (11) Excludes Certain Shares [  ]

(13)    Percent of Class Represented by Amount in Row (11)
          Approximately 5.4%

(14)    Type of Reporting Person
          IN


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CUSIP No. Go2702 10 1                13D                      Page    of 3 Pages

Item 1.   Security and Issuer.

          The class of equity securities to which this Statement relates is the shares of Common Stock, par value $.01 per share (the "Shares"), of American Craft Brewing International Limited, a Bermuda company. The principal executive offices of the Company are located at One Galleria Boulevard, Suite 912, Metairie, Louisiana 70001.

Item 2.   Identity and Background.

          (a)       Peter W. H. Bordeaux ("Purchaser")


          (b) One Galleria Boulevard, Suite 912, Metairie, LA 70001 (business address)

          (c) Purchaser is Chairman of the Board of Directors and Chief Executive Officer of the Company. Purchaser is also Chief Executive Officer and President of Sazerac Company, Inc., located at 803 Jefferson Highway, New Orleans, LA 70152

          (d)-(e) During the last five years, Purchaser has not (i) been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f)       Purchaser is a citizen of the United States.

Item 3.   Source and Amount of Funds or Other Consideration.

          Purchaser used personal funds in the amount of $10,500 to purchase 2,000 Shares on September 19, 1996.

Item 4.   Purpose of Transaction.

          (a)-(j) Purchaser does not have any present plans or proposals which would relate to, or would result in, any transaction, change or other occurrence with respect to the Company or the Shares as is listed in paragraphs (a) through (j) of Item 4 of Schedule 13D.


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CUSIP No. Go2702 10 1                13D                      Page    of 3 Pages


Item 5.   Interest in Securities of the Issuer.

          (a), (b) Reference is hereby made to the information set forth in Sections (7)-(11) of the cover page of this Form 13-D, which is incorporated herein by reference.

          (c) Purchaser used personal funds in the amount of $10,500 to purchase 2,000 Shares on September 19, 1996. The Shares were purchased as a personal investment by Purchaser.

          (d)       Not applicable.

          (e)       Not applicable.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer.

          There are no arrangements such as are described in Item 6 to Schedule 13D between Purchaser and any other person with respect to the Shares.

Item 7.   Material to be Filed as Exhibits.

          There are no materials relating to Purchaser's purchase of the Shares or relating to any acquisition of control such as are described in
          Item 7 of Schedule 13D to be filed as exhibits to this Schedule 13D.

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of:  December 19, 1996

                                              /s/ Peter W. H. Bordeaux
                                                  --------------------
                                                  Peter W. H. Bordeaux